Tuesday, September 30, 2025	VIA EDGAR

Uwem Bassey

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

Re: Solidus Communications, Inc.

Offering Statement on Form 1-A

Filed September 9, 2025

File No. 024-12663

Mr. Bassey:

Request is hereby made by Solidus Communications, Inc (the "Company") for the date of qualification of the Company's Offering Statement on Form 1-A, filed September 9, 2025 (File No. 024-12663) under the Securities Act of 1933 on September 30, 2025 at 4:00pm, or as soon as practicable thereafter.

The Company acknowledges that:

1.        Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

2.       The action of the Commission or the staff, acting pursuant to the delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

3.       The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The registrant confirms that it is authorized to offer and sell its securities qualified under the Offering Statement pursuant to qualification, registration or exemption therefrom in at least one state (Florida).

Solidus Communications, Inc.

/s/William Sanchez

William Sanchez, CEO

260 Williamson Blvd. Unit 731544 Ormond Beach, FL 32174 info@soliduscommunications.com